UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-40238

BitVentures Limited

Level 15, AIA Central, No.1 Connaught Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On January 7, 2026 New York Time, BitVentures Limited (“BitVentures” or the “Company”) (NASDAQ: BVC) today announced that the Third Amended and Restated Memorandum and Articles of Association of the Company became effective on December 29, 2025, following the shareholders’ approval by special resolution at the Extraordinary General Meeting. A copy of the Third Amended and Restated Memorandum and Articles of Association of the Company is filed herewith as Exhibit 3.1 and is incorporated herein by reference.

As a result of this Extraordinary General Meeting, an updated description of securities reflecting the updated rights and privileges as set out in the Third Amended and Restated Memorandum and Articles of Association of the Company is attached hereto as Exhibit 99.1.

Exhibits

3.1	Third Amended and Restated Memorandum and Articles of Association of BitVentures Limited, effective December 29, 2025
99.1	Description of Share Capital

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BitVentures Limited

By:	/s/ Lawrence Lok
Name:	Lawrence Lok
Title:	Chairman and CEO

Date: January 7, 2026 New York Time